Exhibit 99.1

SIBANYE GOLD LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Unaudited condensed consolidated income statement

Figures are in millions unless otherwise stated

US dollar					SA rand
Six months ended					Six months ended
Jun 2018	Dec 2018	Jun 2019		Notes	Jun 2019	Dec 2018	Jun 2018
1,942.3	1,883.7	1,657.4	Revenue		23,534.9	26,746.4	23,910.0
(1,595.6)	(1,540.0)	(1,455.1)	Cost of sales, before amortisation and depreciation		(20,662.1)	(21,872.8)	(19,642.4)
346.7	343.7	202.3			2,872.8	4,873.6	4,267.6
(251.4)	(248.1)	(206.0)	Amortisation and depreciation		(2,924.7)	(3,519.1)	(3,094.7)
15.5	20.9	20.2	Interest income		287.3	290.8	191.3
(112.4)	(124.4)	(110.7)	Finance expense	2	(1,571.3)	(1,750.5)	(1,384.2)
(10.9)	(11.7)	(11.5)	Share-based payments		(163.0)	(164.7)	(134.7)
57.7	71.0	(37.7)	(Loss)/gain on financial instruments	3	(535.5)	993.9	710.2
17.1	71.2	3.7	Gain on foreign exchange differences		52.6	959.0	210.1
16.1	9.9	18.0	Share of results of equity-accounted investees after tax	9	255.7	145.7	198.5
(30.2)	(23.1)	(52.3)	Net other costs		(743.1)	(333.2)	(372.0)
(22.6)	(20.9)	(21.4)	- Care and maintenance		(304.3)	(298.2)	(278.3)
-	5.0	4.2	- Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable		60.3	66.6	-
(7.6)	(7.2)	(35.1)	- Other		(499.1)	(101.6)	(93.7)
2.6	1.9	(0.3)	(Loss)/gain on disposal of property, plant and equipment		(4.9)	28.4	31.8
(4.8)	(224.9)	(6.6)	Impairments		(93.1)	(2,981.8)	(59.6)
-	-	76.9	Gain on acquisition	7.1	1,092.5	-	-
(7.7)	(3.1)	(44.6)	Restructuring costs		(633.2)	(48.4)	(94.4)
(15.7)	(14.7)	(6.9)	Transaction costs		(97.5)	(209.5)	(193.0)
-	17.4	-	Gain on derecognition of borrowings and derivative financial instrument		-	230.0	-
(0.8)	(0.4)	-	Occupational healthcare expense		-	(5.2)	(10.2)
21.8	(114.4)	(155.5)	(Loss)/profit before royalties and tax		(2,205.4)	(1,491.0)	266.7
(8.4)	(7.7)	(8.3)	Royalties		(117.3)	(108.9)	(103.7)
13.4	(122.1)	(163.8)	(Loss)/profit before tax		(2,322.7)	(1,599.9)	163.0
(6.9)	(75.0)	150.8	Mining and income tax	4	2,141.5	(999.1)	(84.7)
(12.5)	5.3	(46.2)	- Current tax		(656.3)	58.9	(154.2)
5.6	(80.3)	197.0	- Deferred tax		2,797.8	(1,058.0)	69.5

6.5	(197.1)	(13.0)	(Loss)/profit for the period		(181.2)	(2,599.0)	78.3
			(Loss)/profit for the period attributable to:
6.4	(195.4)	(18.9)	- Owners of Sibanye-Stillwater		(265.2)	(2,576.3)	76.7
0.1	(1.7)	5.9	- Non-controlling interests		84.0	(22.7)	1.6
			Earnings per ordinary share (cents)
-	(9)	(1)	Basic earnings per share	5.1	(11)	(114)	3
-	(9)	(1)	Diluted earnings per share	5.2	(11)	(114)	3
2,261,753	2,265,988	2,341,567	Weighted average number of shares ('000)	5.1	2,341,567	2,265,988	2,261,753
2,286,925	2,265,988	2,341,567	Diluted weighted average number of shares ('000)	5.2	2,341,567	2,265,988	2,286,925
			Headline earnings per ordinary share (cents)
-	-	(4)	Headline earnings per share	5.3	(54)	(5)	4
-	-	(4)	Diluted headline earnings per share	5.4	(54)	(5)	4
12.31	14.18	14.20	Average R/US$ rate

Unaudited condensed consolidated statement of other comprehensive income

Figures are in millions unless otherwise stated

US dollar				SA rand
Six months ended				Six months ended
Jun 2018	Dec 2018	Jun 2019		Jun 2019	Dec 2018	Jun 2018
6.5	(197.1)	(13.0)	(Loss)/profit for the period	(181.2)	(2,599.0)	78.3
			Other comprehensive income
(100.2)	(37.6)	0.3	Other comprehensive income, net of tax	(682.2)	454.5	1,309.6
-	-	-	Foreign currency translation adjustments	(674.4)	409.9	1,309.2
-	3.4	(0.5)	Mark to market valuation[1]	(7.8)	44.6	0.4
(100.2)	(41.0)	0.8	Currency translation adjustments[1,2]	-	-	-

(93.7)	(234.7)	(12.7)	Total comprehensive income	(863.4)	(2,144.5)	1,387.9
			Total comprehensive income attributable to:
(93.8)	(232.8)	(17.4)	- Owners of Sibanye-Stillwater	(929.9)	(2,119.4)	1,386.3
0.1	(1.9)	4.7	- Non-controlling interests	66.5	(25.1)	1.6
12.31	14.18	14.20	Average R/US$ rate
[1]	These gains and losses will never be reclassified to profit or loss
[2]	The currency translation adjustments arise on the convenience translation of the SA rand amount to the US dollars

Unaudited condensed consolidated statement of financial position

Figures are in millions unless otherwise stated

US dollar					SA rand
Jun 2018	Dec 2018	Jun 2019		Notes	Jun 2019	Dec 2018	Jun 2018
4,875.1	4,859.2	5,214.0	Non-current assets		73,515.5	69,727.7	66,933.4
3,875.1	3,802.0	4,023.8	Property, plant and equipment		56,735.0	54,558.2	53,204.7
-	-	27.1	Right-of-use asset	8	382.3	-	-
510.7	480.1	489.0	Goodwill		6,894.2	6,889.6	7,012.2
195.5	260.2	272.4	Equity-accounted investments	9	3,840.8	3,733.9	2,683.7
-	10.9	28.3	Other investments		398.6	156.0	-
259.5	278.7	312.2	Environmental rehabilitation obligation funds		4,402.3	3,998.7	3,562.4
21.2	21.9	55.8	Other receivables		786.2	314.4	290.6
13.1	5.4	5.4	Deferred tax assets		76.1	76.9	179.8

1,030.7	1,059.0	1,829.0	Current assets		25,787.8	15,195.3	14,150.6
308.5	369.0	1,004.8	Inventories		14,167.8	5,294.8	4,235.2
459.9	476.2	363.3	Trade and other receivables		5,122.9	6,833.0	6,314.8
2.6	2.5	3.5	Other receivables		49.4	35.2	35.2
14.3	33.7	23.2	Tax receivable		326.6	483.2	195.8
92.5	-	8.6	Non-current assets held for sale	10	120.7	-	1,270.0
152.9	177.6	425.6	Cash and cash equivalents		6,000.4	2,549.1	2,099.6

5,905.8	5,918.2	7,043.0	Total assets		99,303.3	84,923.0	81,084.0

1,858.2	1,723.2	2,146.7	Total equity		30,265.5	24,724.4	25,512.8

3,490.4	3,175.3	3,447.8	Non-current liabilities		48,613.7	45,566.0	47,921.7
2,065.4	1,276.4	1,537.4	Borrowings	11	21,676.8	18,316.5	28,358.0
22.7	28.5	67.4	Derivative financial instrument	11	950.6	408.9	311.1
-	-	20.4	Lease liabilities	12	287.8	-	-
356.8	438.6	578.3	Environmental rehabilitation obligation and other provisions		8,154.4	6,294.2	4,898.7
0.8	0.4	0.4	Post-retirement healthcare obligation		5.2	5.6	11.1
77.5	81.1	76.6	Occupational healthcare obligation		1,080.2	1,164.2	1,063.5
31.0	11.8	12.7	Share-based payment obligations		178.6	168.9	425.0
291.0	176.3	207.0	Other payables	13	2,919.0	2,529.2	3,995.7
-	454.7	432.4	Deferred revenue	14	6,096.9	6,525.3	-
645.2	707.5	515.2	Deferred tax liabilities		7,264.2	10,153.2	8,858.6

557.2	1,019.7	1,448.5	Current Liabilities		20,424.1	14,632.6	7,649.5
24.3	431.2	385.9	Borrowings	11	5,441.3	6,188.2	334.3
-	-	7.4	Lease liabilities	12	104.9	-	-
11.0	7.7	17.8	Occupational healthcare obligation		251.2	109.9	150.6
2.3	4.0	4.2	Share-based payment obligations		59.7	56.8	31.0
497.8	547.5	793.6	Trade and other payables		11,189.3	7,856.3	6,834.4
3.1	21.1	47.5	Other payables	13	669.5	303.3	41.9
-	2.1	152.2	Deferred revenue	14	2,145.8	30.1	-
18.7	6.1	39.9	Tax and royalties payable		562.4	88.0	257.3

5,905.8	5,918.2	7,043.0	Total equity and liabilities		99,303.3	84,923.0	81,084.0
13.73	14.35	14.10	Closing R/US$ rate

Unaudited condensed consolidated statement of changes in equity

Figures are in millions unless otherwise stated

US dollar						SA rand
		Accum-	Non-				Non-	Accum-
Stated	Other	ulated	controlling	Total		Total	controlling	ulated	Other	Stated
capital	reserves	loss	interests	equity		equity	interests	loss	reserves	capital
3,367.6	510.2	(1,937.8)	1.6	1,941.6	Balance at 31 December 2017	23,998.2	19.8	(13,257.6)	2,569.0	34,667.0
-	(100.2)	6.4	0.1	(93.7)	Total comprehensive income for the period	1,387.9	1.6	76.7	1,309.6	-
-	-	6.4	0.1	6.5	Profit for the period	78.3	1.6	76.7	-	-
-	(100.2)	-	-	(100.2)	Other comprehensive income, net of tax	1,309.6	-	-	1,309.6	-
-	-	-	-	-	Dividends paid	(0.6)	(0.6)	-	-	-
-	10.3	-	-	10.3	Share-based payments	127.3	-	-	127.3	-
3,367.6	420.3	(1,931.4)	1.7	1,858.2	Balance at 30 June 2018	25,512.8	20.8	(13,180.9)	4,005.9	34,667.0
-	(37.4)	(195.4)	(1.9)	(234.7)	Total comprehensive income for the period	(2,144.5)	(25.1)	(2,576.3)	456.9	-
-	-	(195.4)	(1.7)	(197.1)	Loss for the period	(2,599.0)	(22.7)	(2,576.3)	-	-
-	(37.4)	-	(0.2)	(37.6)	Other comprehensive income, net of tax	454.5	(2.4)	-	456.9	-
-	-	-	-	-	Dividends paid	-	-	-	-	-
-	11.0	-	-	11.0	Share-based payments	154.4	-	-	154.4	-
-	-	-	69.4	69.4	Acquisition of subsidiary with non-controlling interest	940.3	940.3	-	-	-
-	-	19.3	-	19.3	Transaction with DRDGOLD shareholders	261.4	-	261.4	-	-
3,367.6	393.9	(2,107.5)	69.2	1,723.2	Balance at 31 December 2018	24,724.4	936.0	(15,495.8)	4,617.2	34,667.0
-	1.5	(18.9)	4.7	(12.7)	Total comprehensive income for the period	(863.4)	66.5	(265.2)	(664.7)	-
-	-	(18.9)	5.9	(13.0)	Loss for the period	(181.2)	84.0	(265.2)	-	-
-	1.5	-	(1.2)	0.3	Other comprehensive income, net of tax	(682.2)	(17.5)	-	(664.7)	-
-	-	-	-	-	Dividends paid	(0.3)	(0.3)	-	-	-
-	9.9	-	-	9.9	Share-based payments	140.6	-	-	140.6	-
120.2	-	-	-	120.2	Shares issued for cash[1]	1,688.4	-	-	-	1,688.4
288.1	-	-	-	288.1	Shares issued on Lonmin acquisition[2]	4,306.6	-	-	-	4,306.6
-	-	-	18.0	18.0	Acquisition of subsidiary with non-controlling interest[3]	269.5	269.5	-	-	-
-	-	-	-	-	Transaction with DRDGOLD shareholders	(0.3)	(0.3)		-	-
3,775.9	405.3	(2,126.4)	91.9	2,146.7	Balance at 30 June 2019	30,265.5	1,271.4	(15,761.0)	4,093.1	40,662.0

[1]	On 15 April 2019, Sibanye-Stillwater raised net capital of R1.7 billion from a placing of 108,932,356 new ordinary no par value shares to existing and new institutional investors
[2]	On 10 June 2019, 290,394,531 shares were issued to the shareholders of Lonmin Plc (refer to note 7.1)
[3]	Refer note 7

Unaudited condensed consolidated statement of cash flows

Figures are in millions unless otherwise stated

US dollar					SA rand
Six months ended					Six months ended
Jun 2018	Dec 2018	Jun 2019		Notes	Jun 2019	Dec 2018	Jun 2018
			Cash flows from operating activities
294.4	362.9	68.2	Cash generated by operations		968.0	5,078.5	3,623.9
-	495.1	123.3	Deferred revenue advance received	14	1,751.3	6,555.4	-
(0.6)	(1.0)	(1.3)	Cash-settled share-based payments paid		(18.8)	(14.2)	(7.5)
(39.7)	(41.1)	(31.6)	Change in working capital		(449.0)	(581.6)	(488.4)
254.1	815.9	158.6			2,251.5	11,038.1	3,128.0
7.1	7.6	4.3	Interest received		60.6	107.1	87.6
(68.0)	(54.4)	(55.4)	Interest paid		(787.1)	(783.3)	(837.5)
(5.9)	(11.8)	(4.3)	Royalties paid		(61.6)	(161.3)	(73.1)
2.4	(25.6)	(9.6)	Tax (paid)/refund received		(135.9)	(337.2)	29.4
-	-	-	Dividends paid		(0.3)	-	(0.6)
189.7	731.7	93.6	Net cash from operating activities		1,327.2	9,863.4	2,333.8

			Cash flows from investing activities
(249.1)	(285.7)	(181.9)	Additions to property, plant and equipment		(2,583.2)	(4,014.8)	(3,065.9)
3.3	2.9	1.1	Proceeds on disposal of property, plant and equipment		15.0	41.5	40.4
-	-	(5.3)	Acquisition of subsidiaries	7	(74.7)	-	-
-	21.7	214.0	Cash acquired on acquisition of subsidiaries	7	3,038.2	282.8	-
-	9.5	4.7	Dividends received	9	66.5	125.2	-
(0.1)	(7.1)	3.3	Contributions to funds and payment of environmental rehabilitation obligation		47.5	(93.6)	(1.7)
-	(2.9)	(20.0)	Payment of Deferred Payment (related to the Rustenburg operations acquisition)		(283.4)	(38.6)	-
-	19.3	-	Proceeds on loss of control of subsidiaries		-	256.1	-
-	7.8	-	Preference shares redeemed		-	102.8	-
(0.2)	-	-	Loan advanced to equity-accounted investee		-	(0.8)	(2.3)
-	0.1	-	Proceeds on disposal of marketable securities investments		-	1.2	-
-	(103.9)	-	Payments to dissenting shareholders		-	(1,375.8)	-
(246.1)	(338.3)	15.9	Net cash from/(used in) investing activities		225.9	(4,714.0)	(3,029.5)

			Cash flows from financing activities
650.1	643.7	1,117.0	Loans raised	11	15,861.8	9,127.4	8,002.8
(601.3)	(1,002.3)	(1,086.0)	Loans repaid	11	(15,421.9)	(13,829.6)	(7,401.9)
-	-	(3.6)	Lease payments	12	(50.9)	-	-
-	-	118.9	Proceeds from share issue		1,688.4	-	-
48.8	(358.6)	146.3	Net cash from/(used in) financing activities		2,077.4	(4,702.2)	600.9

(7.7)	34.8	255.8	Net increase/(decrease) in cash and cash equivalents		3,630.5	447.2	(94.8)
(6.3)	(10.1)	(7.8)	Effect of exchange rate fluctuations on cash held		(179.2)	2.3	132.0
166.9	152.9	177.6	Cash and cash equivalents at beginning of the period		2,549.1	2,099.6	2,062.4
152.9	177.6	425.6	Cash and cash equivalents at end of the period		6,000.4	2,549.1	2,099.6
12.31	14.18	14.20	Average R/US$ rate
13.73	14.35	14.10	Closing R/US$ rate

Notes to the unaudited condensed consolidated interim financial statements

1.Basis of accounting and preparation

The unaudited condensed consolidated interim financial statements are prepared in accordance with IAS 34 Interim Financial Reporting, the South African Institute of Chartered Accountants Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by Financial Reporting Standards Council. The accounting policies applied in the preparation of these interim financial statements are in terms of International Financial Reporting Standards (IFRS) and are consistent with those applied in the previous consolidated annual financial statements, except for the adoption of IFRS 16 Leases, as set out below.

The translation of the primary statements into US dollar is based on the average exchange rate for the period for the condensed consolidated income statement and statements of other comprehensive income and cash flows, and the period-end closing exchange rate for the statement of financial position. Exchange differences on translation are accounted for in the statement of other comprehensive income. This information is provided as supplementary information only.

The unaudited condensed consolidated interim financial statements for the six months ended 30 June 2019 have been prepared by Sibanye-Stillwater’s Group financial reporting team headed by Jacques Le Roux. This process was supervised by the Group’s Chief Financial Officer, Charl Keyter and approved by the Sibanye-Stillwater board of directors.

1.1Standards, interpretations and amendments to published standards effective on 1 January 2019 issued, effective and adopted by the Group

IFRS 16 Leases was adopted with effect from 1 January 2019. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for most leases under a single on-balance sheet model. IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. Under the new standard, all lease contracts, with limited exceptions, are recognised in the financial statements by way of right-of-use assets and corresponding lease liabilities. As a practical expedient, Sibanye-Stillwater applied the modified retrospective transition method, and consequently comparative information is not restated. The Group also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (short-term leases), and lease contracts for which the underlying asset is of low value (low-value assets).

Under the modified retrospective transition approach, lease payments were discounted at 1 January 2019 using an incremental borrowing rate representing the rate of interest that the entity within the Sibanye-Stillwater Group which entered into the lease would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The average rate applied is 4.05% for the US operations and 9.22% for the SA operations.

Lease liabilities were measured at the present value of the remaining lease payments, discounted using entity-specific incremental borrowing rates. After initial recognition, the lease liabilities are measured at amortised cost using the effective interest method. The impact of adopting of the new accounting standard on the statement of financial position on 1 January 2019 was as follows:

•	increase in right-of-use assets by R302.0 million
•	increase in lease liabilities by R302.0 million
•	no impact on accumulated loss

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement date, any initial direct costs and restoration costs. They are subsequently measured at cost less accumulated depreciation and impairment losses. Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Group expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

2.Finance expense

Figures in million - SA rand		Six months ended
	Notes	Jun 2019	Dec 2018	Jun 2018
Interest charge on:
Borrowings – interest		(676.5)	(771.6)	(800.9)
- US$600 million revolving credit facility (RCF)		(23.1)	(21.1)	(4.9)
- R6.0 billion RCF, R4.5 billion Facilities, and other borrowings (Rand Facilities)		(267.8)	(287.4)	(280.6)
- 2022 and 2025 Notes		(333.8)	(408.9)	(427.7)
- US$ Convertible Bond		(51.8)	(54.2)	(51.7)
- US$350 million RCF		-	-	(36.0)
Borrowings - unwinding of amortised cost	11	(183.3)	(356.8)	(181.5)
- 2022 and 2025 Notes		(23.0)	(169.2)	(27.5)
- US$ Convertible Bond		(95.5)	(96.3)	(89.5)
- Burnstone Debt		(62.6)	(88.4)	(64.5)
- Other		(2.2)	(2.9)	-
Lease liabilities	12	(14.1)	-	-
Environmental rehabilitation obligation		(256.1)	(209.3)	(189.5)
Occupational healthcare obligation		(57.3)	(54.8)	(50.6)
Deferred Payment (related to the Rustenburg operations acquisition)		(89.5)	(100.2)	(100.2)
Dissenting shareholders		(10.5)	(25.2)	(42.9)
Deferred revenue (related to the Streaming Transaction)[1]	14	(149.4)	(160.3)	-
Other		(134.6)	(72.3)	(18.6)
Total finance expense		(1,571.3)	(1,750.5)	(1,384.2)

1For the six months ended 30 June 2019, finance expense includes R149.4 million non-cash interest relating to the gold and palladium streaming arrangement with Wheaton Precious Metals International (Wheaton International). Although there is no cash financing cost related to this arrangement, IFRS 15 requires Sibanye-Stillwater to recognise a notional financing charge due to the significant time delay between receiving the upfront streaming payment and satisfying the related metal credit deliveries. A discount rate of 5.4% was used in determining the finance expense to be recognised as part of the steaming transaction

3.(Loss)/gain on financial instruments

Figures in million - SA rand		Six months ended
	Note	Jun 2019	Dec 2018	Jun 2018
Fair value loss on rand gold forward sale contracts[1]		(2.8)	(89.4)	(91.2)
Fair value (loss)/gain on derivative financial instrument	11	(552.7)	(132.0)	810.1
Fair value adjustment of share-based payment obligations		(10.0)	271.5	(21.6)
Fair value (loss)/gain on foreign currency hedge		-	(6.3)	31.6
Gain on the revised cash flow of the Burnstone Debt		-	804.6	-
Gain on the revised cash flow of the Deferred Payment		-	150.6	-
Other		30.0	(5.1)	(18.7)
Total (loss)/gain on financial instruments		(535.5)	993.9	710.2

1At the end of 2017 and during 2018, Sibanye-Stillwater began a hedging programme for Sibanye Gold Limited and Rand Uranium Proprietary Limited by entering into commodity hedging contracts. The contracts comprise gold zero cost collars which establish a minimum (floor) and maximum (cap) gold sales price. At 30 June 2019, the net rand gold forward sale contracts financial liability was R164.0 million, realised loss was R77.8 million and unrealised gain was R153.3 million. As hedge accounting is not applied, resulting gains or losses are accounted for as gains or losses on financial instruments in profit or loss

On 11 April 2019, Sibanye-Stillwater concluded a forward gold sale arrangement where the Group received a cash prepayment of US$125 million (approximately R1.75 billion) in exchange for the future delivery of 105,906 ounces (3,294 kilograms) of gold in four equal parts on 1 October 2019, 15 October 2019, 31 October 2019 and 15 November 2019, subject to a floor price of US$1,200/oz and a cap price of US$1,323/oz (gold prepayment). At 30 June 2019, the forward gold sale contracts financial liability (and unrealised loss) was R78.3 million (US$5.5 million)

4.Mining and income tax

Figures in million - SA rand	Six months ended
	Jun 2019	Dec 2018	Jun 2018
Tax on loss/(profit) before tax at maximum South African statutory company tax rate	650.4	447.9	(45.6)
South African gold mining tax formula rate adjustment	(261.4)	(97.2)	44.2
US statutory tax rate adjustment	67.0	33.9	(14.5)
Non-deductible finance expense	(25.7)	(118.2)	-
Non-deductible share-based payments	(39.4)	(43.3)	(35.6)
(Non-deductible loss)/non-taxable gain on fair value of financial instruments	(27.9)	171.0	(34.1)
(Non-deductible loss)/non-taxable gain on foreign exchange differences	(1.2)	244.1	6.2
Non-taxable share of results of equity-accounted investees	71.6	40.8	55.6
Non-deductible impairments	(24.2)	(122.7)	(0.5)
Non-taxable gain on acquisition	305.9	-	-
Non-deductible transaction costs	(26.9)	(110.0)	-
Tax adjustment in respect of prior periods	-	(46.6)	98.0
Net other non-taxable income and non-deductible expenditure	71.7	65.9	(2.1)
Change in estimated deferred tax rate	1,544.0	(1,295.2)	-
Deferred tax assets not recognised	(162.4)	(169.5)	(156.3)
Mining and income tax	2,141.5	(999.1)	(84.7)

5.Earnings per share

5.1Basic earnings per share

	Six months ended
	Jun 2019	Dec 2018	Jun 2018
Ordinary shares in issue (’000)	2,670,029	2,266,261	2,265,478
Bonus element of the capitalisation issue (’000)	-	-	402
Adjustment for weighting of ordinary shares in issue (’000)	(328,462)	(273)	(4,127)
Adjusted weighted average number of shares (’000)	2,341,567	2,265,988	2,261,753
(Loss)/profit attributable to owners of Sibanye-Stillwater (SA rand million)	(265.2)	(2,576.3)	76.7
Basic earnings per share (EPS) (cents)	(11)	(114)	3

5.2Diluted earnings per share

	Six months ended
	Jun 2019	Dec 2018	Jun 2018
Weighted average number of shares
Adjusted weighted average number of shares (’000)	2,341,567	2,265,988	2,261,753
Potential ordinary shares (’000)	-	-	25,172
Diluted weighted average number of shares (’000)	2,341,567	2,265,988	2,286,925
Diluted basic EPS (cents)	(11)	(114)	3

5.3Headline earnings per share

Figures in million - SA rand	Six months ended
	Jun 2019	Dec 2018	Jun 2018
(Loss)/profit attributable to owners of Sibanye-Stillwater	(265.2)	(2,576.3)	76.7
Loss/(gain) on disposal of property, plant and equipment	4.9	(28.4)	(31.8)
Impairments	93.1	2,981.8	59.6
Gain on acquisition	(1,092.5)	-	-
Taxation effect of re-measurement items	(3.2)	(494.7)	(3.5)
Re-measurement items, net of tax attributable to non-controlling interests	(0.2)	-	-
Headline earnings	(1,263.1)	(117.6)	101.0
Headline EPS (cents)	(54)	(5)	4

5.4Diluted headline earnings per share

	Six months ended
	Jun 2019	Dec 2018	Jun 2018
Diluted headline EPS (cents)	(54)	(5)	4

6.Dividends

Dividend policy

Sibanye-Stillwater’s dividend policy is to return at least 25% to 35% of normalised earnings to shareholders and after due consideration of future requirements the dividend may be increased beyond these levels. The Board, therefore, considers normalised earnings in determining what value will be distributed to shareholders. The Board believes normalised earnings provides useful information to investors regarding the extent to which results of operations may affect shareholder returns. Normalised earnings is defined as earnings attributable to the owners of Sibanye-Stillwater excluding gains and losses on financial instruments and foreign exchange differences, impairments, gain on disposal of property, plant and equipment, occupational healthcare expense, restructuring costs, transactions costs, share-based payment on BEE transaction, gain on acquisition, other business development costs, share of results of equity-accounted investees, after tax, and changes in estimated deferred tax rate. Due to normalised earnings being negative, the Board has not declared a dividend for the period.

Figures in million - SA rand	Six months ended
	Jun 2019	Dec 2018	Jun 2018
(Loss)/profit attributable to the owners of Sibanye-Stillwater	(265.2)	(2,576.3)	76.7
Adjusted for:
Loss/(gain) on financial instruments	535.5	(993.9)	(710.2)
Gain on foreign exchange differences	(52.6)	(959.0)	(210.1)
Loss/(gain) on disposal of property, plant and equipment	4.9	(28.4)	(31.8)
Impairments	93.1	2,981.8	59.6
Gain on acquisition	(1,092.5)	-	-
Restructuring costs[1]	633.2	48.4	94.4
Transaction costs	97.5	209.5	193.0
Gain on derecognition of borrowings	-	(230.0)	-
Occupational healthcare expense	-	5.2	10.2
Other	30.1	5.4	13.3
Tax effect of the items adjusted above	(295.3)	(527.9)	182.2
Change in estimated deferred tax rate	(1,544.0)	1,295.2	-
Share of results of equity-accounted investees after tax	(255.7)	(145.7)	(198.5)
Normalised earnings[2]	(2,111.0)	(915.7)	(521.2)

1Restructuring costs of R633.2 million include R246.8 million voluntary separation agreements at the Marikana operations and R386.4 million at the SA gold operations due to the notice that was given (on 14 February 2019) to relevant stakeholders in terms of Section 189A of the Labour Relations Act, 66 of 1995.

2Normalised earnings is a pro forma performance measure and is not a measure of performance under IFRS, may not be comparable to similarly titled measures of other companies, and should not be considered in isolation or as alternatives to profit before tax, profit for the year, cash from operating activities or any other measure of financial performance presented in accordance with IFRS

7.Acquisitions

7.1Lonmin acquisition

On 14 December 2017, Sibanye-Stillwater announced that it had reached agreement with Lonmin Plc (Lonmin) on the terms of a recommended all-share offer to acquire the entire issued and to be issued ordinary share capital of Lonmin (the Lonmin Acquisition). The Lonmin Acquisition was effected by means of a scheme of arrangement between Lonmin and the Lonmin shareholders under Part 26 of the UK Companies Act. Under the initial terms of the Lonmin Acquisition, each Lonmin shareholder was entitled to receive: 0.967 new Sibanye-Stillwater shares for each Lonmin share (Initial offer).

On 25 April 2019, the boards of Sibanye-Stillwater and Lonmin reached agreement on the terms of an increased recommended all-share offer pursuant to which Sibanye-Stillwater, and/or a wholly owned subsidiary of Sibanye-Stillwater, will acquire the entire issued and to be issued ordinary share capital of Lonmin (the Increased Offer). Under the terms of the Increased Offer, Lonmin shareholders will be entitled to receive one new Sibanye-Stillwater share for each Lonmin share.

On 15 May 2018, Sibanye-Stillwater received South African Reserve Bank approval for the proposed acquisition of Lonmin and on 28 June 2018, the proposed Lonmin transaction was unconditionally cleared by the UK Competition and Markets Authority. On 21 November 2018, Sibanye-Stillwater announced that the Competition Tribunal had approved the proposed acquisition of Lonmin, subject to specific conditions. In addition to the conditions agreed between Sibanye-Stillwater and the Competition Commission, a further condition had been imposed by the Competition Tribunal, namely a moratorium on retrenchments at the Lonmin operations for a period of six months from the implementation date.

The Lonmin Transaction (or scheme) was approved by the UK Court and on 7 June 2019 (effective date) all the conditions precedent to the Lonmin Transaction were fulfilled. Sibanye-Stillwater obtained control of Lonmin on this date. The effective date of the implementation of the Lonmin Transaction was 10 June 2019, when Lonmin's listing on the Financial Conduct Authority's Official List and the trading of Lonmin shares on the London Stock Exchange's Main Market for listed securities was suspended, and 290,394,531 new Sibanye-Stillwater shares were listed on the Johannesburg Stock Exchange.

Lonmin has a 30 September year end and is consolidated from the effective date. For the month ended 30 June 2019, the Marikana operations contributed revenue of R1,369 million and a net loss of R153 million to the Group’s results before Sibanye-Stillwater Group adjustments.

The purchase price allocation (PPA) has been prepared on a provisional basis in accordance with IFRS 3 Business combinations.  If new information obtained within one year of the acquisition date, about facts and circumstances that existed at the acquisition date, identifies adjustments to the below amounts or any additional provisions that existed at the date of acquisition, then the accounting for the acquisition will be revised.

Consideration

The fair value of the consideration is as follows:

Figures in million - SA rand
Jun 2019
Equity instruments (290,394,531 ordinary shares)	4,306.6
Total consideration	4,306.6

Acquisition related costs

The Group incurred acquisition related costs of R213.5 million on advisory and legal fees. These costs are recognised as transaction costs in profit or loss during the period in which incurred.

Identified assets acquired and liabilities assumed

The following table summarises the recognised fair value of assets acquired and liabilities assumed at the acquisition date:

Figures in million - SA rand
	Notes	Jun 2019
Property, plant and equipment		3,527.1
Right-of-use assets	8	133.3
Other investments		269.0
Environmental rehabilitation obligation funds		299.2
Other non-current assets		517.3
Inventories		5,177.3
Trade and other receivables		946.6
Other current assets		15.0
Cash and cash equivalents		3,035.0
Lease liabilities	12	(133.3)
Environmental rehabilitation obligation and other provisions		(1,826.3)
Other non-current liabilities		(933.0)
Borrowings	11	(2,605.7)
Trade and other payables		(2,662.5)
Other current liabilities		(90.4)
Total fair value of identifiable net assets acquired[1]		5,668.6

1The fair value of assets and liabilities excluding property, plant and equipment, inventories and borrowings approximate the carrying value

The fair value of property, plant and equipment was based on the expected discounted cash flows of the expected ore reserves and costs to extract the ore discounted at a real discount rate of 13.5% for the Marikana operations, an average platinum price of US$1,025/oz and an average palladium price of US$1,170/oz

The fair value of inventories was based on the estimated selling price less costs to complete and costs to sell

The fair value of borrowings was based on the settlement price.  The Group restructured the Lonmin group entities funding arrangements to optimise financing costs. The Lonmin Pangaea Investments Management Limited (PIM) prepayment arrangement of US$174.3 million was fully settled by cash on hand and available within the Lonmin group on 5 July 2019

Gain on acquisition

A gain on acquisition has been recognised as follows:

Figures in million - SA rand
Jun 2019
Consideration	4,306.6
Fair value of identifiable net assets acquired	(5,668.6)
Non-controlling interest, based on the proportionate interest in the recognised amounts of assets and liabilities[1]	269.5
Gain on acquisition	(1,092.5)

1The amount recognised as non-controlling interest represents the non-controlling interest holders’ effective proportionate share of 4.75% of the fair value of the identifiable net assets acquired.

The excess of the fair value of the net assets acquired over the consideration is recognised immediately in profit or loss as a gain on acquisition. The gain on acquisition is attributable to the transaction being attractively priced.

7.2 SFA (Oxford) acquisition

On 21 June 2018, Sibanye-Stillwater announced it had agreed to acquire SFA (Oxford) Limited (SFA Oxford)), an established analytical consulting company that is a globally recognised authority on PGMs and has for several years provided in-depth market intelligence on battery materials and precious metals for industrial, automotive, and smart city technologies.

The purchase consideration comprises an upfront payment of GBP4 million (R74.7 million) at the closing of the transaction and a deferred payment (contingent consideration), subject to a maximum payment of GBP6 million.

The acquisition was subject to the fulfilment of various conditions precedent which were completed on 4 March 2019. Sibanye-Stillwater obtained control (100%) on this date.

The PPA has been prepared on a provisional basis in accordance with IFRS 3. If new information obtained within one year of the acquisition date, about facts and circumstances that existed at the acquisition date, identifies adjustments to the below amounts or any additional provisions that existed at the date of acquisition, then the accounting for the acquisition will be revised.

Figures in million - SA rand
Jun 2019
Consideration	127.1
Fair value of identifiable net assets acquired	(4.4)
Goodwill	122.7

The goodwill is attributable to the talent and skills of SFA (Oxford)’s workforce.

The goodwill has been provisionally allocated to the US and SA PGM cash generating units. None of the goodwill recognised is expected to be deducted for tax purposes.

8.Right-of-use asset

Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Group expects to exercise a purchase option, the related right-of use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

There were no onerous lease contracts that would require an adjustment to the right-of-use assets at the date of initial application.

Figures in million - SA rand	Six months ended
Jun 2019
Impact of adopting IFRS 16 on 1 January 2019	302.0
Right-of-use asset acquired on acquisition of subsidiaries	133.3
Amortisation	(47.2)
Transfers and other movements	(5.7)
Foreign currency translation	(0.1)
Carrying value at end of the period	382.3

9.Equity-accounted investments

Figures in million - SA rand	Six months ended
	Jun 2019	Dec 2018	Jun 2018
Balance at beginning of the period	3,733.9	2,683.7	2,244.1
Share of results of equity-accounted investee after tax	255.7	145.7	198.5
- Mimosa Investments Limited (Mimosa)	108.0	74.8	135.7
- Rand Refinery Proprietary Limited (Rand Refinery)	148.3	77.2	66.5
- Other	(0.6)	(6.3)	(3.7)
Dividend received from Mimosa	(66.5)	(87.0)	-
Preference shares redeemed	-	(102.8)	-
Net loan advanced to equity-accounted investee	-	0.8	0.6
Impairment of investment in Living Gold Proprietary Limited (Living Gold)	(12.3)	-	-
Impairment of loan to Living Gold	(14.3)	-	-
Equity-accounted investment retained on loss of control of subsidiary	-	956.0	-
Foreign currency translation	(55.7)	137.5	240.5
Balance at end of the period	3,840.8	3,733.9	2,683.7
Equity accounted investments consist of:
- Mimosa	2,492.3	2,492.4	2,389.2
- Rand Refinery	387.6	239.3	264.9
- Peregrine Metals Ltd	960.9	978.0	-
- Other equity-accounted investments	-	24.2	29.6
Equity-accounted investments	3,840.8	3,733.9	2,683.7

10.Non-current assets held for sale

On 26 June 2019, Sibanye-Stillwater announced that it had entered into an acquisition agreement (the Agreement) with Generation Mining Limited (Gen Mining) to further the development of the PGM-copper Marathon project, situated in northern Ontario, Canada, adjacent to Lake Superior (Marathon or the Marathon project). The Marathon project was acquired by Sibanye-Stillwater as part of the Stillwater acquisition in May 2017.

Under the terms of the Agreement, on closing, Sibanye-Stillwater will receive an upfront cash payment of CA$3.0 million and 11,053,795 shares in Gen Mining (an equity interest of approximately 12.9% at CA$0.2714 per share). Gen Mining will acquire a 51% interest in the Marathon project and form an unincorporated joint venture with Stillwater Canada Inc.

The Agreement was subject to customary conditions for a transaction of this nature and closed on 10 July 2019.

Figures in million - SA rand
	Jun 2019	Dec 2018	Jun 2018
Property, plant and equipment	120.7	-	1,270.0
Non-current assets held for sale	120.7	-	1,270.0

11.Borrowings

Figures in million - SA rand		Six months ended
	Notes	Jun 2019	Dec 2018	Jun 2018
Balance at beginning of the period		24,504.7	28,692.3	25,649.5
Borrowings on acquisition of subsidiaries	7.1	2,605.7	-	-
Loans raised		15,861.8	9,127.4	8,002.8
- US$600 million RCF		8,491.1	3,478.2	1,913.4
- R6.0 billion RCF		520.0	-	360.0
- US$350 million RCF		-	-	580.0
- Other borrowings (including DRDGOLD facility)		6,850.7	5,649.2	5,149.4
Loans repaid		(15,421.9)	(13,829.6)	(7,401.9)
- US$600 million RCF		(4,671.6)	(2,459.5)	(285.2)
- R6.0 billion RCF		(3,370.0)	-	-
- US$350 million RCF		-	-	(1,779.6)
- 2022 and 2025 Notes		-	(5,107.4)	-
- US$ Convertible Bond		-	(745.2)	-
- Other borrowings (including DRDGOLD facility)		(7,380.3)	(5,517.5)	(5,337.1)
Unwinding of loans recognised at amortised cost	2	183.3	356.8	181.5
Accrued interest (related to 2022 and 2025 Notes, and US$ Convertible Bond)		416.7	463.1	479.4
Accrued interest paid		(396.5)	(391.2)	(516.0)
Gain on derecognition of borrowings		-	(179.7)	-
Gain on the revised cash flow of the Burnstone Debt		-	(804.6)	-
(Gain)/loss on foreign exchange differences and foreign currency translation		(635.7)	1,070.2	2,297.0
Balance at end of the period		27,118.1	24,504.7	28,692.3

Borrowings consist of:

Figures in million - SA rand
	Jun 2019	Dec 2018	Jun 2018
US$600 million RCF	6,316.8	2,726.5	1,757.5
R6.0 billion RCF	3,046.4	5,896.4	5,896.4
2022 and 2025 Notes	9,658.8	9,808.7	14,022.2
US$ Convertible Bond	4,513.7	4,496.6	4,939.7
Burnstone Debt	1,187.5	1,145.1	1,780.0
Other borrowings	2,394.9	431.4	296.5
- Uncommitted (short-term) facilities	0.2	252.3	291.0
- Lonmin facility	2,389.0	-	-
- DRDGOLD facility	-	173.3	-
- Franco Nevada liability	2.0	2.0	1.9
- Stillwater Convertible Debentures	3.7	3.8	3.6

Borrowings	27,118.1	24,504.7	28,692.3
Current portion of borrowings	(5,441.3)	(6,188.2)	(334.3)
Non-current borrowings	21,676.8	18,316.5	28,358.0

Derivative financial instrument (US$ Convertible Bond)

Figures in million - SA rand		Six months ended
	Note	Jun 2019	Dec 2018	Jun 2018
Balance at the beginning of the period		408.9	311.1	1,093.5
Loss/(gain) on financial instruments	3	552.7	132.0	(810.1)
Gain on derecognition of derivative financial instrument		-	(50.3)	-
(Gain)/loss on foreign exchange differences		(11.0)	16.1	27.7
Balance at end of the period		950.6	408.9	311.1

11.1Capital management

Debt maturity

The following are contractually due, undiscounted cash flows resulting from maturities of financial liabilities, excluding interest payments:

Figures in million - SA rand
	Total	Within one year	Between one and four years	Five years and later
30 June 2019
US$600 million RCF	6,316.8	-	6,316.8	-
R6.0 billion RCF	3,046.4	3,046.4	-	-
2022 and 2025 Notes	9,878.5	-	4,987.2	4,891.3
US$ Convertible Bond	5,414.4	-	-	5,414.4
Burnstone Debt	2,508.4	-	104.6	2,403.8
Other borrowings	2,394.9	2,394.9	-	-

Net debt to adjusted EBITDA

Figures in million - SA rand
	Jun 2019	Dec 2018	Jun 2018
Borrowings[1]	26,881.2	23,768.5	27,223.4
Cash and cash equivalents[2]	5,970.1	2,499.4	2,066.7
Net debt[3]	20,911.1	21,269.1	25,156.7
Adjusted EBITDA[4] (12 months)	6,492.3	8,369.4	9,851.0
Net debt to adjusted EBITDA (ratio)[5]	3.2	2.5	2.6
[1]	Borrowings are only those borrowings that have recourse to Sibanye-Stillwater. Borrowings, therefore, exclude the Burnstone Debt and include the derivative financial instrument
[2]	Cash and cash equivalents exclude cash of Burnstone
[3]

Net debt represents borrowings and bank overdraft less cash and cash equivalents. Borrowings are only those borrowings that have recourse to Sibanye-Stillwater and, therefore, exclude the Burnstone Debt and include the derivative financial instrument. Net debt excludes cash of Burnstone

[4]

The adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) calculation included is based on the definitions included in the facility agreements for compliance with the debt covenant formula, except for impact of new accounting standards and acquisitions, where the facility agreements allow the results from the acquired operations to be annualised. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity

[5]	Net debt to adjusted EBITDA ratio is defined as net debt as of the end of a reporting period divided by EBITDA of the 12 months ended on the same reporting date

Reconciliation of (loss)/profit before royalties and tax to adjusted EBITDA

Figures in million - SA rand	Six months ended
	Jun 2019	Dec 2018	Jun 2018
(Loss)/profit before royalties and tax	(2,205.4)	(1,491.0)	266.7
Adjusted for:
Amortisation and depreciation	2,924.7	3,519.1	3,094.7
Interest income	(287.3)	(290.8)	(191.3)
Finance expense	1,571.3	1,750.5	1,384.2
Share-based payments	163.0	164.7	134.7
Loss/(gain) on financial instruments	535.5	(993.9)	(710.2)
Gain on foreign exchange differences	(52.6)	(959.0)	(210.1)
Share of results of equity-accounted investees after tax	(255.7)	(145.7)	(198.5)
Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable	(60.3)	(66.6)	-
Loss/(gain) on disposal of property, plant and equipment	4.9	(28.4)	(31.8)
Impairments	93.1	2,981.8	59.6
Gain on acquisition	(1,092.5)	-	-
Restructuring costs	633.2	48.4	94.4
Transaction costs	97.5	209.5	193.0
Impact of IFRS 16	(50.9)	-	-
Gain on derecognition of borrowings and derivative financial instrument	-	(230.0)	-
Occupational healthcare expense	-	5.2	10.2
Adjusted EBITDA	2,018.5	4,473.8	3,895.6

12.Lease liabilities

Figures in million - SA rand	Six months ended
	Note	Jun 2019
Impact of adopting IFRS 16 on 1 January 2019		302.0
Lease liabilities on acquisition of subsidiaries		133.3
Repayment of lease liabilities		(50.9)
Interest charge	2	14.1
Transfers and other movements		(5.7)
Foreign currency translation		(0.1)
Balance at end of the period		392.7
Current portion of lease liabilities		(104.9)
Non-current lease liabilities		287.8

13.Other payables

Figures in million - SA rand	Six months ended
	Jun 2019	Dec 2018	Jun 2018
Deferred Payment (related to Rustenburg operations acquisition)	2,011.8	2,205.9	2,294.8
Contingent consideration related to the SFA (Oxford) acquisition	50.0	-	-
Right of recovery payable	87.1	83.2	72.5
Dissenting shareholders[1]	292.5	287.1	1,450.6
Other payables[2]	1,147.1	256.3	219.7
Other payables	3,588.5	2,832.5	4,037.6
Current portion of other payables	(669.5)	(303.3)	(41.9)
Non-current other payables	2,919.0	2,529.2	3,995.7
[1]

Following the closing of the acquisition of Stillwater Mining Company on 4 May 2017, three petitions for appraisal of stock were filed in the Chancery Court for the State of Delaware. The first action, captioned Blue Mountain Credit Alternatives Master Fund L.P. et al. vs. Stillwater Mining Company, Case No. 2017-0385-JTL, was filed 19 May 2017, on behalf of holders of a purported 4,219,523 shares of common stock of the Company. The second action, captioned Brigade Leveraged Capital Structures Fund Ltd. et al. vs. Stillwater Mining Company, Case No. 2017-0389-JTL, was filed 22 May 2017, on behalf of holders of a purported 1,200,000 shares of common stock of the Company. The third action, captioned Hillary Shane Revocable Trust, et al. vs. Stillwater Mining Company, Case No. 2017-0400-JTL, was filed 26 May 2017, on behalf of holders of a purported 384,000 shares of common stock of the Company (the Shane Petitioners). On 29 August 2017, the three actions were consolidated into a single action, captioned In re Appraisal of Stillwater Mining Company, C.A. No. 2017-0385-JTL

On 28 March 2018, Stillwater Mining Company entered into a settlement agreement with the Shane Petitioners, providing for a total settlement payment of US$7.0 million. Following settlement of the Shane Petitioners’ claims, the total number of shares of Stillwater Mining Company’s common stock subject to appraisal is approximately 5,419,523. The appraisal action seeks a determination of the fair value of the shares of the common stock of Stillwater Mining Company under Section 262 of the General Corporation Law of the State of Delaware (DGCL). Petitioners seek a judgment awarding them, among other things, the fair value of their shares plus interest. A trial was held in December 2018. The parties completed post-trial briefing on 18 April 2019, and the court held oral argument on 1 May 2019. Accordingly, for accounting purposes only, we have used the merger price of US$18.00 per share in estimating our liability relating to the shares for which appraisal has been demanded, however, fair value may ultimately be determined by the court to be equal to, or different from, the merger price

On 21 August 2019, the Court of Chancery of the State of Delaware in the United States of America ruled in favour of the Company in the appraisal action brought by the dissenting shareholders of the Stillwater Mining Company (refer to note 17.2)

[2]	Other payables include R888.9 million from Lonmin relating to the finance metal streaming arrangement and Pandora acquisition contingent consideration

14.Deferred revenue

In July 2018, Sibanye-Stillwater entered into a gold and palladium supply arrangement in exchange for an upfront advance payment of US$500 million. The arrangement has been accounted for as a contract in the scope of IFRS 15 whereby the advance payment has been recorded as deferred revenue. The revenue from the advance payment is being recognised as the gold and palladium is allocated to the appropriate Wheaton International account. An interest cost, representing the significant financing component of the upfront deposit on the deferred revenue balance, is also being recognised as part of finance costs. This finance cost increases the deferred revenue balance, ultimately resulting in revenue when the deferred revenue is recognised over the life of mine.

On 11 April 2019, Sibanye-Stillwater concluded a forward gold sale arrangement where the Group received a cash prepayment of US$125 million (approximately R1.75 billion) in exchange for the future delivery of 105,906 ounces (3,294 kilograms) of gold in 4 equal parts on 1 October 2019, 15 October 2019, 31 October 2019 and 15 November 2019, subject to a floor price of US$1,200/oz and a cap price of US$1,323/oz (gold prepayment). The revenue from the prepayment will be recognised in four equal parts of R437.8 million when the gold is delivered. The prepayment represents a payment of the floor price of US$1,200/oz. If the spot price on delivery of the gold ounces exceeds US$1,200/oz, capped to US$1,323/oz, Sibanye-Stillwater will receive the difference between the spot price and US$1,200/oz, which also will be recognised in revenue when the gold is delivered. At 30 June 2019, the forward gold sale contracts financial liability was US$5.5 million  (R78.3 million).

The following table summarises the changes in deferred revenue:

Figures in million - SA rand		Six months ended
	Note	Jun 2019	Dec 2018	Jun 2018
Balance at the beginning of the year		6,555.4	-	-
Deferred revenue recognised during the period		(213.4)	(160.3)	-
Interest charge	2	149.4	160.3	-
Deferred revenue advance received		1,751.3	6,555.4	-
Balance at end of the period		8,242.7	6,555.4	-
Current portion of deferred revenue		(2,145.8)	(30.1)	-
Non-current portion of deferred revenue		6,096.9	6,525.3	-

15.Fair value of financial assets and financial liabilities, and risk management

15.1Measurement of fair value

The fair value of financial instruments is estimated based on ruling market prices, volatilities and interest rates at 30 June 2019. The following table sets out the Group’s significant financial instruments measured at fair value by level within the fair value hierarchy:

Figures in million - SA rand
	Jun 2019			Dec 2018			Jun 2018
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2
Financial assets measured at fair value
- Environmental rehabilitation obligation funds	3,548.1	854.2	-	3,634.0	364.7	-	3,187.6	374.8
- Trade receivables - PGM sales	3,217.8	-	-	5,310.1	-	-	4,688.4	-
- Rand gold forward sale contracts	-	-	-	-	-	-	-	4.1
- Other investments	72.3	-	326.3	81.5	-	74.5	-	-
Financial liabilities measured at fair value
- Derivative financial instrument[1]	-	950.6	-	-	408.8	-	-	311.1
- Rand gold forward sale contracts	-	164.0	-	-	240.8	-	-	134.8

1The derivative financial instrument is recognised at fair value and valued using option pricing methodologies based on observable quoted inputs

15.2Risk management activities

Liquidity risk: working capital and going concern assessment

For the six months ended 30 June 2019, the Group realised a loss of R181.2 million (30 June 2018: profit of R78.3 million). As of 30 June 2019, the Group’s current assets exceeded its current liabilities by R5,363.7 million (31 December 2018: R562.7 million) and the Group’s total assets exceeded its total liabilities by R30,265.4 million (31 December 2018: R24,724.4 million). For the six months ended 30 June 2019, the Group generated cash from operating activities of R1,327.2 million (30 June 2018: R2,333.8 million).

Gold and PGMs are sold in US dollars with the majority of the South African operating costs incurred in rand, the Group’s results and financial condition may be impacted if there is a material change in the rand/US dollar exchange rate. Due to the nature of deep level mining, industrial accidents and mining accidents may result in operational disruptions such as stoppages which could result in increased production costs as well as financial and regulatory liabilities. Further, Sibanye-Stillwater’s operations and profits have been and may be adversely affected by labour unrests and union activity. These factors may have an impact on cash generated or utilised by the Group, as well as adjusted EBITDA and financial covenants.

As at 30 June 2019 the Group had committed undrawn debt facilities of R5,097 million (31 December 2018: R5,987 million) and cash balances of R6,000.4 million (31 December 2018: R2,549.1 million). In order to maintain adequate liquidity, the refinancing of the R6,000 million RCF, maturing on 15 November 2019, has been initiated and is expected to be successfully completed during September 2019. All other debt financing facilities mature after April 2022.

Sibanye-Stillwater’s leverage ratio (net debt to adjusted EBITDA) as at 30 June 2019 was 3.2:1 and its interest coverage ratio (adjusted EBITDA to net finance charges) was 4.7:1 (31 December 2018: 2.5:1 and 4.9:1). This is within the maximum permitted leverage ratio of at most 3.5:1 through to 31 December 2019, and 2.5:1 thereafter; and minimum required interest coverage ratio of 4.0:1, calculated on a quarterly basis, required under the US$600 million RCF and the R6.0 billion RCF (together RCFs). Whilst not ultimately utilised the RCF lenders approved additional temporary covenant uplifts for the periods ending 31 March 2019 and 30 June 2019, in order to ensure the Group retained adequate covenant headroom whilst navigating the accumulated impacts of the abnormal events detailed below.

With effect from 1 January 2019, in line with our mine-to-market strategy for the PGM operations, the offtake contract between the Rustenburg operations and Anglo American Platinum Limited (Anglo American Platinum) changed from a Sale and Purchase of Concentrate agreement to a Tolling agreement. Anglo American Platinum no longer purchases concentrate from the Rustenburg operations on delivery of the concentrate, but rather returns the refined 4E metals to the Rustenburg operations approximately four months after delivery of the concentrate allowing Sibanye-Stillwater to sell the refined metals in the market. The impact on cash flows has not been material, as Anglo American Platinum has continued to pay for the concentrate delivered in Q4 2018 during Q1 2019. The change however resulted in no adjusted EBITDA for the 4E metals produced by the Rustenburg operations during the first four months of 2019. This will, until the impact is no longer included in the 12 month trailing adjusted EBITDA calculation, continue to have a negative impact on future covenant ratio calculations.

On 17 April 2019, AMCU, one of Sibanye-Stillwater’s labour unions, ended its five month strike action at the gold operations, excluding DRDGOLD, with the business unit reporting a R3,114 million negative EBITDA for the six months to 30 June 2019. This strike action, and the ensuing return to normalised safe production post its conclusion, have resulted in adjusted EBITDA and cash flow losses. The return to planned production levels is expected during Q3 2019 and the gold operations may continue to incur losses until planned operational performance is achieved. The strike impact may therefore continue to have a negative impact on future adjusted EBITDA;  reported covenant ratios and cash flows, and until the strike impact is excluded from the 12 month trailing adjusted EBITDA calculation.

Shortly before the conclusion of the gold operations strike, Sibanye-Stillwater effected an issue of 108,932,356 new ordinary no par value shares for cash under its general authority for an amount of R1.7 billion to institutional investors on 15 April 2019, and on 11 April 2019 executed a US$125 million gold prepayment arrangement (refer to note 14) to enhance liquidity and balance sheet flexibility. These funds were applied towards repayment of drawdowns previously made under the RCFs, increasing available undrawn facilities.

With the Lonmin acquisition effective from 7June 2019 (refer to note 7.1), the Group restructured the Lonmin group entities funding arrangements to minimise financing costs. The Lonmin  Pangaea Investments Management Limited (PIM) prepayment arrangement (refer to note 7) was fully settled by cash on hand and available within the Lonmin group on 5 July 2019. Future restructuring and integration costs, as well as the Lonmin entities operational funding and liquidity requirements, will be managed within the Group’s funding and liquidity arrangements going forward. The acquired operations may incur losses until planned operational performance is achieved which may have a negative impact on future adjusted EBITDA and cash flows.

The SA PGM operations’ three yearly wage negotiations began during July 2019 and are yet to be concluded. The Group has contingency plans in place to mitigate the impact of any related strike action, but extended strike action could impact negatively on future adjusted EBITDA and cash flows. Whilst it is possible, given the scale and size of the businesses, that the daily impact of the strike could potentially be similar to the recent strike in the gold operations, should refining and processing be unaffected by a strike, metals in the refining pipeline would continue to be available for sale for a period of over three months potentially mitigating any initial or short term strike impacts significantly.

Notwithstanding the above events, the Group’s improved geographical and commodity diversification, along with improved commodity price outlook, a larger capital base, and increased operational scale have enabled management to successfully navigate the simultaneous impact of these abnormal events positioning the Group for a rapid return to its targeted leverage ratio of 1:1 by December 2020, as the impacts of the above events are diluted and trailing 12 month adjusted EBITDA returns to a more normalised level.

If required the Group could increase operational flexibility by adjusting mine plans, reducing capital expenditure and/or selling assets. The Group may also, if necessary, consider options to increase funding flexibility which may include, among others, streaming facilities, prepayment facilities or, in the event that other options are not deemed preferable or achievable by the Board, an equity capital raise. The Group could also, with lender approval, request covenant amendments or restructure facilities if required. This gives management the operational and financing flexibility to continue to manage the operations and capital structure to ensure adequate liquidity and compliance with debt covenants.

The directors believe that the cash generated by its operations, cash on hand, the committed unutilised debt facilities as well as additional funding opportunities will enable the Group to continue to meet its obligations as they fall due. The unaudited condensed consolidated interim financial statements for the period ended 30 June 2019 have therefore been prepared on a going concern basis.

16.Contingent liabilities

Purported Class Action Lawsuits

In 2018, two groups of plaintiffs filed purported class action lawsuits, subsequently consolidated into a single action (Class Action), against Sibanye Gold Limited (Sibanye-Stillwater) and Neal Froneman (collectively, the Defendants) in the United States District Court for the Eastern District of New York, alleging violations of the US securities laws. Specifically, the Class Action alleges that the Defendants made false and/or misleading statements about its safety practices and record and thereby violated the US securities laws. The Class Action seeks an unspecific amount of damages. The Defendants will be filing a motion to dismiss the Class Action, and briefing is scheduled to be completed by 30 September 2019. As the case is still in the early stages, it is not possible to determine the likelihood of success on the merits or any potential liability from the Class Action nor estimate the duration of the litigation. Sibanye-Stillwater intends to defend the case vigorously.

17.Events after the reporting period

There were no events that could have a material impact on the financial results of the Group after 30 June 2019, other than those discussed below.

17.1Settlement in miners' silicosis class action case approved

On 26 July 2019 the Gauteng High Court in Johannesburg approved the R5 billion settlement agreement in the silicosis class case.

The class action settlement agreement is between the Occupational Lung Disease Working Group companies (comprising African Rainbow Minerals, Anglo American SA, AngloGold Ashanti, Gold Fields, Harmony and Sibanye-Stillwater) and the settlement classes’ representatives as well as the settlement classes’ attorneys. This settlement agreement provides compensation to all eligible workers suffering from silicosis and/or tuberculosis who worked in the Occupational Lung Disease Working Group companies’ mines from 12 March 1965 to the date of the settlement agreement. Sibanye-Stillwater has provided R1,331.4 million for its share of the settlement cost.

17.2Delaware Court of Chancery rules in favour of Sibanye-Stillwater in dissenting shareholder action

On 21 August 2019, the Court of Chancery of the State of Delaware in the United States of America ruled in favour of the Company in the appraisal action brought by the dissenting shareholders of the Stillwater Mining Company, following the acquisition of Stillwater Mining Company by the Company in May 2017 for a cash consideration of US$18 per Stillwater Mining Company share.

In terms of the ruling, the dissenting shareholders (together owning an approximate 4.5% shareholding in Stillwater Mining Company at the time) will receive the same US$18 per share consideration originally offered to, and accepted by other Stillwater Mining Company shareholders plus interest. The remaining payment of US$21 million due to the dissenting shareholders has been fully provided for by Sibanye-Stillwater and therefore no adjustment to the provision is required.

The court proceedings are thus concluded, subject to any further proceedings required in the trial court to finalise a judgement and any appeals that may be lodged.

Segment reporting

Figures in million

For the six months ended 30 Jun 2019
	GROUP	US OPERA- TIONS	SA OPERATIONS															GROUP
SA rand	Total	Stillwater	Total SA Opera-tions	Total SA PGM	Rusten- burg	Mari-kana[1]	Kroondal	Platinum Mile	Mimosa	Cor- porate[2]	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Cor- porate[2]	Cor- porate[2]
Revenue	23,534.9	11,323.4	12,257.3	6,239.0	2,448.8	1,369.2	2,272.2	148.8	1,111.5	(1,111.5)	6,018.3	296.9	2,708.0	1,049.4	376.6	1,509.6	77.8	(45.8)
Underground	14,427.3	5,214.4	9,258.7	5,943.0	2,301.6	1,369.2	2,272.2	-	1,111.5	(1,111.5)	3,315.7	295.2	2,063.3	870.0	9.4	-	77.8	(45.8)
Surface	2,998.6	-	2,998.6	296.0	147.2		-	148.8	-	-	2,702.6	1.7	644.7	179.4	367.2	1,509.6	-	-
Recycling	6,109.0	6,109.0	-	-	-		-	-	-	-	-	-	-	-	-	-	-	-
Cost of sales, before amortisation and depreciation	(20,662.1)	(8,332.7)	(12,329.4)	(4,117.1)	(1,334.3)	(1,220.2)	(1,458.7)	(103.9)	(686.6)	686.6	(8,212.3)	(1,864.4)	(3,128.6)	(1,646.8)	(280.2)	(1,292.3)	-	-
Underground	(12,188.9)	(2,528.6)	(9,660.3)	(3,748.9)	(1,070.0)	(1,220.2)	(1,458.7)	-	(686.6)	686.6	(5,911.4)	(1,851.2)	(2,532.3)	(1,518.8)	(9.1)	-	-	-
Surface	(2,669.1)	-	(2,669.1)	(368.2)	(264.3)	-	-	(103.9)	-	-	(2,300.9)	(13.2)	(596.3)	(128.0)	(271.1)	(1,292.3)	-	-
Recycling	(5,804.1)	(5,804.1)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net other cash costs[3]	(803.4)	(31.6)	(771.8)	(61.0)	(44.7)	39.4	(42.0)	(12.9)	(8.0)	7.2	(710.8)	(141.0)	(108.9)	(133.0)	(267.4)	(7.3)	(53.2)	-
Adjusted EBITDA	2,069.4	2,959.1	(843.9)	2,060.9	1,069.8	188.4	771.5	32.0	416.9	(417.7)	(2,904.8)	(1,708.5)	(529.5)	(730.4)	(171.0)	210.0	24.6	(45.8)
Amortisation and depreciation	(2,924.7)	(1,092.3)	(1,832.4)	(717.4)	(442.0)	(22.2)	(248.6)	(2.3)	(98.9)	96.6	(1,115.0)	(215.5)	(564.9)	(209.1)	(7.5)	(87.9)	(30.1)	-
Interest income	287.3	58.3	229.0	117.4	41.7	44.2	30.6	0.1	0.8	-	111.6	20.9	21.6	7.5	20.8	30.1	10.7	-
Finance expense	(1,571.3)	(779.2)	(642.7)	(268.1)	(704.5)	(58.8)	(73.0)	-	(11.5)	579.7	(374.6)	(139.2)	(138.9)	(83.5)	(36.8)	(41.8)	65.6	(149.4)
Share-based payments	(163.0)	(22.8)	(140.2)	-	-	-	-	-	-	-	(140.2)	-	-	-	-	(18.2)	(122.0)	-
Net other[4]	(166.9)	0.4	(167.3)	(7.5)	(4.1)	(90.5)	(4.3)	0.4	(94.2)	185.2	(159.8)	10.8	11.5	6.9	(31.9)	70.8	(227.9)	-
Non-underlying items[5]	263.8	(43.1)	306.9	820.8	1.1	820.9	(0.1)	-	(18.9)	17.8	(513.9)	(192.2)	(41.3)	(123.4)	(2.1)	4.1	(159.0)	-
Royalties	(117.3)	-	(117.3)	(93.6)	(83.1)	(7.3)	(3.2)	-	(37.7)	37.7	(23.7)	(1.9)	(14.1)	(5.7)	(2.0)	-	-	-
Current taxation	(656.3)	(191.3)	(465.0)	(293.8)	(155.9)	(38.2)	(99.4)	-	(47.2)	46.9	(171.2)	-	-	-	-	4.8	(176.0)	-
Deferred taxation	2,797.8	1,548.0	1,249.8	(37.1)	5.4	0.2	(36.9)	(8.5)	(1.3)	4.0	1,286.9	467.2	313.6	249.6	-	(20.5)	277.0	-
Loss for the period	(181.2)	2,437.1	(2,423.1)	1,581.6	(271.6)	836.7	336.6	21.7	108.0	550.2	(4,004.7)	(1,758.4)	(942.0)	(888.1)	(230.5)	151.4	(337.1)	(195.2)
Attributable to:
Owners of Sibanye-Stillwater	(265.2)	2,437.1	(2,507.1)	1,592.0	(271.6)	848.9	336.6	19.9	108.0	550.2	(4,099.1)	(1,758.4)	(942.0)	(888.1)	(230.5)	57.6	(337.7)	(195.2)
Non-controlling interests	84.0	-	84.0	(10.4)	-	(12.2)	-	1.8	-	-	94.4	-	-	-	-	93.8	0.6	-
Sustaining capital expenditure	(451.3)	(66.2)	(385.1)	(307.8)	(128.1)	(95.4)	(76.5)	(7.8)	(165.6)	165.6	(77.3)	(18.5)	(27.7)	(21.0)	-	(10.1)	-	-
Ore reserve development	(1,110.8)	(586.1)	(524.7)	(250.8)	(250.8)		-	-	-	-	(273.9)	(81.4)	(148.8)	(43.7)	-	-	-	-
Growth projects	(1,021.1)	(942.2)	(78.9)	(3.9)	-	(0.7)	-	(3.2)	-	-	(75.0)	-	(29.0)	(0.7)	-	(28.1)	(17.2)	-
Total capital expenditure	(2,583.2)	(1,594.5)	(988.7)	(562.5)	(378.9)	(96.1)	(76.5)	(11.0)	(165.6)	165.6	(426.2)	(99.9)	(205.5)	(65.4)	-	(38.2)	(17.2)	-

For the six months ended 30 Jun 2019
	GROUP	US OPERA- TIONS	SA OPERATIONS															GROUP
US dollars[6]	Total	Stillwater	Total SA Opera-tions	Total SA PGM	Rusten- burg	Mari-kana[1]	Kroondal	Platinum Mile	Mimosa	Cor- porate[2]	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Cor- porate[2]	Cor- porate[2]
Revenue	1,657.4	797.4	863.2	439.4	172.5	96.4	160.0	10.5	78.3	(78.3)	423.8	20.9	190.7	73.9	26.6	106.3	5.4	(3.2)
Underground	1,016.0	367.2	652.0	418.5	162.1	96.4	160.0	-	78.3	(78.3)	233.5	20.8	145.3	61.3	0.7	-	5.4	(3.2)
Surface	211.2	-	211.2	20.9	10.4	-	-	10.5	-	-	190.3	0.1	45.4	12.6	25.9	106.3	-	-
Recycling	430.2	430.2	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cost of sales, before amortisation and depreciation	(1,455.1)	(586.8)	(868.3)	(289.9)	(94.0)	(85.9)	(102.7)	(7.3)	(48.4)	48.4	(578.4)	(131.3)	(220.4)	(116.0)	(19.7)	(91.0)	-	-
Underground	(858.5)	(178.1)	(680.4)	(264.0)	(75.4)	(85.9)	(102.7)	-	(48.4)	48.4	(416.4)	(130.4)	(178.4)	(107.0)	(0.6)	-	-	-
Surface	(187.9)	-	(187.9)	(25.9)	(18.6)	-	-	(7.3)	-	-	(162.0)	(0.9)	(42.0)	(9.0)	(19.1)	(91.0)	-	-
Recycling	(408.7)	(408.7)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net other cash costs	(56.5)	(2.2)	(54.3)	(4.3)	(3.2)	2.8	(3.0)	(0.9)	(0.5)	0.5	(50.0)	(9.9)	(7.6)	(9.3)	(18.9)	(0.5)	(3.8)	-
Adjusted EBITDA	145.8	208.4	(59.4)	145.2	75.3	13.3	54.3	2.3	29.4	(29.4)	(204.6)	(120.3)	(37.3)	(51.4)	(12.0)	14.8	1.6	(3.2)
Amortisation and depreciation	(206.0)	(76.9)	(129.1)	(50.6)	(31.1)	(1.6)	(17.5)	(0.2)	(7.0)	6.8	(78.5)	(15.2)	(39.8)	(14.7)	(0.5)	(6.2)	(2.1)	-
Interest income	20.2	4.1	16.1	8.3	2.9	3.1	2.2	-	0.1	-	7.8	1.5	1.5	0.5	1.5	2.1	0.7	-
Finance expense	(110.7)	(54.9)	(45.3)	(18.8)	(49.6)	(4.1)	(5.1)	-	(0.8)	40.8	(26.5)	(9.8)	(9.8)	(5.9)	(2.6)	(2.9)	4.5	(10.5)
Share-based payments	(11.5)	(1.6)	(9.9)	-	-	-	-	-	-	-	(9.9)	-	-	-	-	(1.3)	(8.6)	-
Net other	(11.8)	-	(11.8)	(0.6)	(0.3)	(6.4)	(0.3)	-	(6.6)	13.0	(11.2)	0.8	0.8	0.5	(2.2)	5.0	(16.1)	-
Non-underlying items	18.5	(3.0)	21.5	57.9	0.1	57.8	-	-	(1.3)	1.3	(36.4)	(13.5)	(2.9)	(8.7)	(0.1)	0.3	(11.5)	-
Royalties	(8.3)	-	(8.3)	(6.6)	(5.9)	(0.5)	(0.2)	-	(2.7)	2.7	(1.7)	(0.1)	(1.0)	(0.4)	(0.2)	-	-	-
Current taxation	(46.2)	(13.5)	(32.7)	(20.7)	(11.0)	(2.7)	(7.0)	-	(3.3)	3.3	(12.0)	-	-	-	-	0.3	(12.3)	-
Deferred taxation	197.0	109.0	88.0	(2.6)	0.4	-	(2.6)	(0.6)	(0.1)	0.3	90.6	32.9	22.1	17.6	-	(1.4)	19.4	-
Loss for the period	(13.0)	171.6	(170.9)	111.5	(19.2)	58.9	23.8	1.5	7.7	38.8	(282.4)	(123.7)	(66.4)	(62.5)	(16.1)	10.7	(24.4)	(13.7)
Attributable to:				-
Owners of Sibanye-Stillwater	(18.9)	171.6	(176.8)	112.3	(19.2)	59.8	23.8	1.4	7.7	38.8	(289.1)	(123.7)	(66.4)	(62.5)	(16.1)	4.0	(24.4)	(13.7)
Non-controlling interests	5.9	-	5.9	(0.8)	-	(0.9)	-	0.1	-	-	6.7	-	-	-	-	6.7	-	-
Sustaining capital expenditure	(31.8)	(4.7)	(27.1)	(21.6)	(9.0)	(6.7)	(5.4)	(0.5)	(11.7)	11.7	(5.5)	(1.3)	(2.0)	(1.5)	-	(0.7)	-	-
Ore reserve development	(78.5)	(41.3)	(37.2)	(17.7)	(17.7)	-	-	-	-	-	(19.5)	(5.8)	(10.6)	(3.1)	-	-	-	-
Growth projects	(71.8)	(66.4)	(5.4)	(0.2)	-	-	-	(0.2)	-	-	(5.2)	-	(2.0)	-	-	(2.0)	(1.2)	-
Total capital expenditure	(182.1)	(112.4)	(69.7)	(39.5)	(26.7)	(6.7)	(5.4)	(0.7)	(11.7)	11.7	(30.2)	(7.1)	(14.6)	(4.6)	-	(2.7)	(1.2)	-

1The SA PGM operations’ results for the six months ended 30 June 2019 include the Marikana operations for one month since acquisition (refer to note 7.1)

2Corporate and reconciling items represent the items to reconcile segment data to consolidated financial statement totals. This does not represent a separate segment as it does not generate mining revenue

3Net other cash costs consist of care and maintenance and other costs as detailed in profit or loss

4Net other consists of gain on financial instruments, gain on foreign exchange differences, and change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable as detailed in profit or loss. Corporate and reconciling items net other includes the share of results equity-accounted investees after tax as detailed in profit or loss

5Non-underlying items consists of gain on disposal of property, plant and equipment, impairments, gain on acquisition, restructuring costs and transaction costs as detailed in profit or loss

6The average exchange rate for the six months ended 30 June 2019 was R14.20/US$

Figures are in millions

For the six months ended 31 Dec 2018
	GROUP	US OPERA- TIONS	SA OPERATIONS														GROUP
SA rand	Total	Stillwater	Total SA Operations	Total SA PGM	Rusten- burg	Kroondal	Platinum Mile	Mimosa	Cor- porate[1]	Total SA gold[2]	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Cor- porate[1]	Cor- porate[1]
Revenue	26,746.4	8,431.7	18,341.4	8,364.9	6,167.4	2,085.3	112.2	940.8	(940.8)	9,976.5	2,093.8	4,010.1	2,295.8	549.9	1,047.5	(20.6)	(26.7)
Underground	20,320.7	4,898.6	15,448.8	7,812.7	5,727.4	2,085.3	-	940.8	(940.8)	7,636.1	1,994.7	3,403.4	2,216.6	42.0	-	(20.6)	(26.7)
Surface	2,892.6	-	2,892.6	552.2	440.0	-	112.2	-	-	2,340.4	99.1	606.7	79.2	507.9	1,047.5	-	-
Recycling	3,533.1	3,533.1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cost of sales, before amortisation and depreciation	(21,872.8)	(6,167.3)	(15,705.5)	(6,379.9)	(4,807.2)	(1,483.7)	(89.0)	(651.8)	651.8	(9,325.6)	(2,731.9)	(3,199.2)	(1,945.0)	(429.5)	(1,020.0)	-	-
Underground	(15,891.6)	(2,757.7)	(13,133.9)	(5,866.2)	(4,382.5)	(1,483.7)	-	(651.8)	651.8	(7,267.7)	(2,654.4)	(2,698.3)	(1,905.7)	(9.3)	-	-	-
Surface	(2,571.6)	-	(2,571.6)	(513.7)	(424.7)	-	(89.0)	-	-	(2,057.9)	(77.5)	(500.9)	(39.3)	(420.2)	(1,020.0)	-	-
Recycling	(3,409.6)	(3,409.6)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net other cash costs[3]	(399.8)	0.1	(399.9)	(104.3)	(71.4)	(31.7)	(0.7)	-	(0.5)	(295.6)	(26.3)	(24.7)	(27.2)	(299.4)	8.7	73.3	-
Adjusted EBITDA	4,473.8	2,264.5	2,236.0	1,880.7	1,288.8	569.9	22.5	289.0	(289.5)	355.3	(664.4)	786.2	323.6	(179.0)	36.2	52.7	(26.7)
Amortisation and depreciation	(3,519.1)	(1,209.6)	(2,309.5)	(573.0)	(379.1)	(190.2)	(1.7)	(101.1)	99.1	(1,736.5)	(614.1)	(719.0)	(330.5)	(2.7)	(57.9)	(12.3)	-
Interest income	290.8	45.9	244.9	46.9	12.7	33.2	-	-	1.0	198.0	48.8	39.9	26.5	25.5	26.1	31.2	-
Finance expense	(1,750.5)	(1,011.1)	(579.1)	(211.4)	(1,742.6)	(67.5)	-	(8.2)	1,606.9	(367.7)	(117.1)	(122.8)	(73.0)	(41.0)	(33.0)	19.2	(160.3)
Share-based payments	(164.7)	(19.1)	(145.6)	-	-	-	-	-	-	(145.6)	-	-	-	-	(3.2)	(142.4)	-
Net other[4]	2,165.2	(1.2)	2,166.4	640.0	4,403.8	109.9	0.7	(7.5)	(3,866.9)	1,526.4	(326.4)	(74.7)	(40.9)	(70.4)	(419.1)	2,457.9	-
Non-underlying items[5]	(2,986.5)	(33.2)	(2,953.3)	(9.2)	(9.4)	0.2	-	-	-	(2,944.1)	(2,159.5)	15.3	(160.2)	(16.9)	(4.6)	(618.2)	-
Royalties	(108.9)	-	(108.9)	(141.1)	(138.0)	(3.1)	-	(28.7)	28.7	32.2	16.5	19.4	(0.9)	(2.7)	-	(0.1)	-
Current taxation	58.9	238.1	(179.2)	(250.7)	(249.9)	-	-	(49.9)	49.1	71.5	-	(101.2)	1.6	-	(3.0)	174.1	-
Deferred taxation	(1,058.0)	(1,838.9)	780.9	(115.1)	37.0	(148.5)	(4.1)	(18.8)	19.3	896.0	736.3	291.4	110.2	-	(132.0)	(109.9)	-
Profit for the period	(2,599.0)	(1,564.6)	(847.4)	1,267.1	3,223.3	303.9	17.4	74.8	(2,352.3)	(2,114.5)	(3,079.9)	134.5	(143.6)	(287.2)	(590.5)	1,852.2	(187.0)
Attributable to:
Owners of Sibanye-Stillwater	(2,576.3)	(1,564.6)	(824.7)	1,265.7	3,223.3	303.9	16.0	74.8	(2,352.3)	(2,090.4)	(3,079.9)	134.5	(143.6)	(287.2)	(565.8)	1,851.6	(187.0)
Non-controlling interests	(22.7)	-	(22.7)	1.4	-	-	1.4	-	-	(24.1)	-	-	-	-	(24.7)	0.6	-
Sustaining capital expenditure	(832.6)	(149.5)	(683.1)	(320.9)	(224.7)	(91.5)	(4.7)	(105.2)	105.2	(362.2)	(144.0)	(145.2)	(58.4)	-	(14.5)	(0.1)	-
Ore reserve development	(1,833.8)	(559.3)	(1,274.5)	(251.2)	(251.2)	-	-	-	-	(1,023.3)	(398.0)	(441.7)	(183.6)	-	-	-	-
Growth projects	(1,361.9)	(906.3)	(455.6)	(23.7)	-	-	(23.7)	-	-	(431.9)	(0.1)	(69.1)	(1.4)	-	(303.3)	(58.0)	-
Total capital expenditure	(4,028.3)	(1,615.1)	(2,413.2)	(595.8)	(475.9)	(91.5)	(28.4)	(105.2)	105.2	(1,817.4)	(542.1)	(656.0)	(243.4)	-	(317.8)	(58.1)	-

For the six months ended 31 Dec 2018
	GROUP	US OPERA- TIONS	SA OPERATIONS														GROUP
US dollars[6]	Total	Stillwater	Total SA Operations	Total SA PGM	Rusten- burg	Kroondal	Platinum Mile	Mimosa	Cor- porate[1]	Total SA gold[2]	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Cor- porate[1]	Cor- porate[1]
Revenue	1,883.7	594.3	1,291.4	593.1	436.2	148.9	8.0	65.8	(65.8)	698.3	140.8	279.4	160.2	39.9	79.1	(1.1)	(2.0)
Underground	1,430.5	349.8	1,082.7	554.5	405.6	148.9	-	65.8	(65.8)	528.2	134.7	236.9	154.5	3.2	-	(1.1)	(2.0)
Surface	208.7	-	208.7	38.6	30.6	-	8.0	-	-	170.1	6.1	42.5	5.7	36.7	79.1	-	-
Recycling	244.5	244.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cost of sales, before amortisation and depreciation	(1,540.0)	(434.1)	(1,105.9)	(449.1)	(337.9)	(104.9)	(6.3)	(45.9)	45.9	(656.8)	(189.5)	(223.5)	(135.7)	(31.0)	(77.1)	-	-
Underground	(1,118.4)	(198.2)	(920.2)	(413.0)	(308.1)	(104.9)	-	(45.9)	45.9	(507.2)	(185.0)	(188.6)	(132.9)	(0.7)	-	-	-
Surface	(185.7)	-	(185.7)	(36.1)	(29.8)	-	(6.3)	-	-	(149.6)	(4.5)	(34.9)	(2.8)	(30.3)	(77.1)	-	-
Recycling	(235.9)	(235.9)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net other cash costs[3]	(28.1)	0.1	(28.2)	(7.7)	(5.3)	(2.3)	(0.1)	0.1	(0.1)	(20.5)	(1.6)	(1.8)	(2.0)	(21.0)	0.7	5.2	-
Adjusted EBITDA	315.6	160.3	157.3	136.3	93.0	41.7	1.6	20.0	(20.0)	21.0	(50.3)	54.1	22.5	(12.1)	2.7	4.1	(2.0)
Amortisation and depreciation	(248.1)	(85.6)	(162.5)	(40.5)	(26.9)	(13.4)	(0.1)	(7.1)	7.0	(122.0)	(43.0)	(50.5)	(23.2)	(0.2)	(4.4)	(0.7)	-
Interest income	20.9	3.3	17.6	3.4	0.9	2.4	-	-	0.1	14.2	3.4	2.8	1.9	1.8	2.0	2.3	-
Finance expense	(124.4)	(71.8)	(40.5)	(14.9)	(130.8)	(4.8)	-	(0.6)	121.3	(25.6)	(8.1)	(8.6)	(5.1)	(2.9)	(2.5)	1.6	(12.1)
Share-based payments	(11.7)	(1.4)	(10.3)	-	-	-	-	-	-	(10.3)	-	-	-	-	(0.2)	(10.1)	-
Net other[4]	157.1	(0.5)	157.6	47.8	332.9	8.1	0.1	(0.6)	(292.7)	109.8	(24.4)	(5.4)	(3.0)	(5.1)	(31.7)	179.4	-
Non-underlying items[5]	(223.8)	(1.5)	(222.3)	(0.6)	(0.6)	-	-	-	-	(221.7)	(163.2)	1.1	(12.1)	(1.1)	(0.3)	(46.1)	-
Royalties	(7.7)	-	(7.7)	(10.5)	(10.3)	(0.2)	-	(2.1)	2.1	2.8	1.3	1.7	-	(0.2)	-	-	-
Current taxation	5.3	18.0	(12.7)	(18.9)	(18.8)	-	-	(3.5)	3.4	6.2	(0.4)	(7.8)	0.1	-	(0.2)	14.5	-
Deferred taxation	(80.3)	(139.1)	58.8	(8.3)	3.1	(11.1)	(0.3)	(1.4)	1.4	67.1	54.5	21.8	8.3	-	(10.0)	(7.5)	-
Profit for the period	(197.1)	(118.3)	(64.7)	93.8	242.5	22.7	1.3	4.7	(177.4)	(158.5)	(230.2)	9.2	(10.6)	(19.8)	(44.6)	137.5	(14.1)
Attributable to:
Owners of Sibanye-Stillwater	(195.4)	(118.3)	(63.0)	93.7	242.5	22.7	1.2	4.7	(177.4)	(156.7)	(230.2)	9.2	(10.6)	(19.8)	(42.7)	137.4	(14.1)
Non-controlling interests	(1.7)	-	(1.7)	0.1	-	-	0.1	-	-	(1.8)	-	-	-	-	(1.9)	0.1	-
Sustaining capital expenditure	(60.4)	(10.7)	(49.7)	(23.4)	(16.5)	(6.6)	(0.3)	(7.6)	7.6	(26.3)	(10.4)	(10.6)	(4.2)	-	(1.1)	-	-
Ore reserve development	(128.7)	(39.7)	(89.0)	(17.7)	(17.7)	-	-	-	-	(71.3)	(27.6)	(31.0)	(12.7)	-	-	-	-
Growth projects	(97.6)	(64.7)	(32.9)	(1.6)	-	-	(1.6)	-	-	(31.3)	-	(4.8)	(0.1)	-	(22.9)	(3.5)	-
Total capital expenditure	(286.7)	(115.1)	(171.6)	(42.7)	(34.2)	(6.6)	(1.9)	(7.6)	7.6	(128.9)	(38.0)	(46.4)	(17.0)	-	(24.0)	(3.5)	-

1Corporate and reconciling items represent the items to reconcile segment data to consolidated financial statement totals. This does not represent a separate segment as it does not generate mining revenue

2The SA gold operations’ results for the six months ended 31 December 2018 include DRDGOLD for the five months since acquisition

3Net other cash costs consist of care and maintenance and other costs as detailed in profit or loss

4Net other consists of gain on financial instruments, gain on foreign exchange differences, and change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable as detailed in profit or loss. Corporate and reconciling items net other includes the share of results equity-accounted investees after tax as detailed in profit or loss. Driefontein, Kloof, DRDGOLD and SA gold corporate and reconciling items net other includes the gain and loss on exchange of Far West Gold Recoveries, which are eliminated

5Non-underlying items consists of gain on disposal of property, plant and equipment, impairments, gain on derecognition of borrowings and derivative financial instrument, occupational healthcare expense, restructuring costs and transaction costs as detailed in profit or loss

6The average exchange rate for the six months ended 31 December 2018 was R14.18/US$

Figures are in millions

For the six months ended 30 Jun 2018
	GROUP	US OPERA- TIONS	SA OPERATIONS
SA rand	Total	Stillwater	Total SA Operations	Total SA PGM	Rusten- burg	Kroondal	Platinum Mile	Mimosa	Cor- porate[1]	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	Cor- porate[1]
Revenue	23,910.0	7,441.1	16,468.9	6,788.7	5,205.1	1,499.1	84.5	916.7	(916.7)	9,680.2	3,017.4	4,121.6	2,305.5	291.9	(56.2)
Underground	18,285.0	3,531.5	14,753.5	6,232.4	4,733.3	1,499.1	-	916.7	(916.7)	8,521.1	2,787.7	3,534.5	2,251.2	3.9	(56.2)
Surface	1,715.4	-	1,715.4	556.3	471.8	-	84.5	-	-	1,159.1	229.7	587.1	54.3	288.0	-
Recycling	3,909.6	3,909.6	-	-	-	-	-	-	-	-	-	-	-	-	-
Cost of sales, before amortisation and depreciation	(19,642.4)	(5,553.6)	(14,088.8)	(5,716.1)	(4,396.7)	(1,255.7)	(63.7)	(583.9)	583.9	(8,372.7)	(2,977.4)	(3,165.6)	(1,965.8)	(263.9)	-
Underground	(14,357.1)	(1,766.7)	(12,590.4)	(5,265.2)	(4,009.5)	(1,255.7)	-	(583.9)	583.9	(7,325.2)	(2,732.3)	(2,653.9)	(1,935.3)	(3.7)	-
Surface	(1,498.4)	-	(1,498.4)	(450.9)	(387.2)	-	(63.7)	-	-	(1,047.5)	(245.1)	(511.7)	(30.5)	(260.2)	-
Recycling	(3,786.9)	(3,786.9)	-	-	-	-	-	-	-	-	-	-	-	-	-
Net other cash costs[2]	(372.0)	(0.1)	(371.9)	(71.5)	(49.7)	(21.0)	(0.5)	(6.7)	6.4	(300.4)	(23.9)	(20.1)	(10.0)	(274.0)	27.6
Adjusted EBITDA	3,895.6	1,887.4	2,008.2	1,001.1	758.7	222.4	20.3	326.1	(326.4)	1,007.1	16.1	935.9	329.7	(246.0)	(28.6)
Amortisation and depreciation	(3,094.7)	(1,024.8)	(2,069.9)	(501.4)	(318.0)	(180.2)	(1.3)	(90.5)	88.6	(1,568.5)	(586.8)	(659.8)	(304.8)	(3.0)	(14.1)
Interest income	191.3	37.3	154.0	36.6	7.5	27.1	1.3	0.1	0.6	117.4	45.5	32.1	13.5	16.2	10.1
Finance expense	(1,384.2)	(786.0)	(598.2)	(211.0)	(148.0)	(63.0)	-	(4.8)	4.8	(387.2)	(117.8)	(123.1)	(70.6)	(37.1)	(38.6)
Share-based payments	(134.7)	(16.6)	(118.1)	-	-	-	-	-	-	(118.1)	(0.2)	-	-	-	(117.9)
Net other[3]	1,118.8	70.0	1,048.8	86.3	(55.8)	27.7	-	(1.7)	116.1	962.5	(36.4)	(35.6)	(16.9)	(35.8)	1,087.2
Non-underlying items[4]	(325.4)	(177.5)	(147.9)	(20.5)	(21.3)	0.2	-	-	0.6	(127.4)	1.9	11.9	3.6	(33.7)	(111.1)
Royalties	(103.7)	-	(103.7)	(20.9)	(18.5)	(2.4)	-	(28.9)	28.9	(82.8)	(15.1)	(48.4)	(17.9)	(1.5)	0.1
Current taxation	(154.2)	0.2	(154.4)	(27.8)	(27.5)	-	-	(53.5)	53.2	(126.6)	63.9	25.9	3.9	0.8	(221.1)
Deferred taxation	69.5	43.2	26.3	(77.5)	(52.5)	(20.4)	(5.1)	(11.1)	11.6	103.8	186.6	21.7	17.6	-	(122.1)
Profit for the period	78.3	33.2	45.1	264.9	124.6	11.4	15.2	135.7	(22.0)	(219.8)	(442.3)	160.6	(41.9)	(340.1)	443.9
Attributable to:
Owners of Sibanye-Stillwater	76.7	33.2	43.5	263.6	124.6	11.4	13.9	135.7	(22.0)	(220.1)	(442.3)	160.6	(41.9)	(340.1)	443.6
Non-controlling interests	1.6	-	1.6	1.3	-	-	1.3	-	-	0.3	-	-	-	-	0.3
Sustaining capital expenditure	(438.6)	(110.7)	(327.9)	(143.5)	(88.8)	(49.9)	(4.8)	(65.7)	65.7	(184.4)	(84.1)	(75.4)	(24.2)	-	(0.7)
Ore reserve development	(1,696.6)	(439.6)	(1,257.0)	(226.7)	(226.7)	-	-	-	-	(1,030.3)	(419.1)	(397.9)	(213.3)	-	-
Growth projects	(917.3)	(667.7)	(249.6)	(34.0)	(0.6)	-	(33.4)	-	-	(215.6)	(0.3)	(72.7)	(0.3)	-	(142.3)
Total capital expenditure	(3,052.5)	(1,218.0)	(1,834.5)	(404.2)	(316.1)	(49.9)	(38.2)	(65.7)	65.7	(1,430.3)	(503.5)	(546.0)	(237.8)	-	(143.0)

For the six months ended 30 Jun 2018
	GROUP	US OPERA- TIONS	SA OPERATIONS
US dollars[5]	Total	Stillwater	Total SA Operations	Total SA PGM	Rusten- burg	Kroondal	Platinum Mile	Mimosa	Cor- porate[1]	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	Cor- porate[1]
Revenue	1,942.3	604.5	1,337.8	551.5	422.8	121.8	6.9	74.5	(74.5)	786.3	245.2	334.8	187.3	23.7	(4.7)
Underground	1,485.3	286.9	1,198.4	506.3	384.5	121.8	-	74.5	(74.5)	692.1	226.5	287.1	182.9	0.3	(4.7)
Surface	139.4	-	139.4	45.2	38.3	-	6.9	-	-	94.2	18.7	47.7	4.4	23.4	-
Recycling	317.6	317.6	-	-	-	-	-	-	-	-	-	-	-	-	-
Cost of sales, before amortisation and depreciation	(1,595.6)	(451.1)	(1,144.5)	(464.4)	(357.2)	(102.0)	(5.2)	(47.4)	47.4	(680.1)	(241.8)	(257.2)	(159.7)	(21.4)	-
Underground	(1,166.2)	(143.5)	(1,022.7)	(427.7)	(325.7)	(102.0)	-	(47.4)	47.4	(595.0)	(221.9)	(215.6)	(157.2)	(0.3)	-
Surface	(121.8)	-	(121.8)	(36.7)	(31.5)	-	(5.2)	-	-	(85.1)	(19.9)	(41.6)	(2.5)	(21.1)	-
Recycling	(307.6)	(307.6)	-	-	-	-	-	-	-	-	-	-	-	-	-
Net other cash costs[2]	(30.3)	(0.1)	(30.2)	(5.8)	(4.0)	(1.7)	(0.1)	(0.6)	0.6	(24.4)	(2.1)	(1.6)	(0.8)	(22.3)	2.4
Adjusted EBITDA	316.4	153.3	163.1	81.3	61.6	18.1	1.6	26.5	(26.5)	81.8	1.3	76.0	26.8	(20.0)	(2.3)
Amortisation and depreciation	(251.4)	(83.2)	(168.2)	(40.7)	(25.8)	(14.6)	(0.1)	(7.4)	7.2	(127.5)	(47.7)	(53.6)	(24.8)	(0.2)	(1.2)
Interest income	15.5	3.0	12.5	2.9	0.6	2.2	0.1	-	-	9.6	3.7	2.6	1.1	1.3	0.9
Finance expense	(112.4)	(63.9)	(48.5)	(17.1)	(12.0)	(5.1)	-	(0.4)	0.4	(31.4)	(9.6)	(10.0)	(5.7)	(3.0)	(3.1)
Share-based payments	(10.9)	(1.3)	(9.6)	-	-	-	-	-	-	(9.6)	-	-	-	-	(9.6)
Net other[3]	91.0	5.7	85.3	7.1	(4.5)	2.3	-	(0.1)	9.4	78.2	(3.0)	(2.9)	(1.4)	(2.9)	88.4
Non-underlying items[4]	(26.4)	(14.4)	(12.0)	(1.7)	(1.7)	-	-	-	-	(10.3)	0.2	1.0	0.3	(2.7)	(9.1)
Royalties	(8.4)	-	(8.4)	(1.7)	(1.5)	(0.2)	-	(2.3)	2.3	(6.7)	(1.2)	(3.9)	(1.5)	(0.1)	-
Current taxation	(12.5)	-	(12.5)	(2.2)	(2.2)	-	-	(4.3)	4.3	(10.3)	5.2	2.1	0.3	0.1	(18.0)
Deferred taxation	5.6	3.5	2.1	(6.4)	(4.3)	(1.7)	(0.4)	(0.9)	0.9	8.5	15.2	1.8	1.4	-	(9.9)
Profit for the period	6.5	2.7	3.8	21.5	10.2	1.0	1.2	11.1	(2.0)	(17.7)	(35.9)	13.1	(3.5)	(27.5)	36.1
Attributable to:	-		-	-						-
Owners of Sibanye-Stillwater	6.4	2.7	3.7	21.4	10.2	1.0	1.1	11.1	(2.0)	(17.7)	(35.9)	13.1	(3.5)	(27.5)	36.1
Non-controlling interests	0.1	-	0.1	0.1	-	-	0.1	-	-	-	-	-	-	-	-
Sustaining capital expenditure	(35.7)	(9.0)	(26.7)	(11.7)	(7.2)	(4.1)	(0.4)	(5.3)	5.3	(15.0)	(6.8)	(6.1)	(2.0)	-	(0.1)
Ore reserve development	(137.9)	(35.7)	(102.2)	(18.4)	(18.4)	-	-	-	-	(83.8)	(34.1)	(32.4)	(17.3)	-	-
Growth projects	(74.4)	(54.2)	(20.2)	(2.7)	-	-	(2.7)	-	-	(17.5)	-	(5.9)	-	-	(11.6)
Total capital expenditure	(248.0)	(98.9)	(149.1)	(32.8)	(25.6)	(4.1)	(3.1)	(5.3)	5.3	(116.3)	(40.9)	(44.4)	(19.3)	-	(11.7)
[1]

Corporate and reconciling items represent the items to reconcile segment data to consolidated financial statement totals. This does not represent a separate segment as it does not generate mining revenue

[2]	Net other cash costs consist of care and maintenance and other costs as detailed in profit or loss
[3]

Net other consists of gain on financial instruments and gain on foreign exchange differences. Corporate and reconciling items net other includes the share of results equity-accounted investees after tax as detailed in profit or loss

[4]

Non-underlying items consists of gain on disposal of property, plant and equipment, impairments, occupational healthcare expense, restructuring costs and transaction costs as detailed in profit or loss

[5]	The average exchange rate for the six months ended 30 June 2018 was R12.31/US$